PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Releases Final ADHD Study Results Showing Significant Beneficial Effects of NKOTM and Welcomes New Cognitive Expert to its Team

Laval, Quebec, Canada, January 4th, 2007, Neptune Technologies & Bioressources Inc., (TSX.V: NTB), «Neptune» is pleased to announce very positive final results of the effect of Neptune Krill Oil (NKO™) on adult Attention Deficit Hyperactivity Disorder (ADHD).  The non-randomized Phase I open label clinical study, entitled “Evaluation of the effect of Neptune Krill Oil (NKO™) on Attention Deficit Hyperactivity Disorder (ADHD)”, was initiated by the International Organization of ADHD and conducted by Barry University in Miami Shores, FL, USA and private naturopath Clinics in Montreal, Quebec, Canada.

The objective of the study was to evaluate the effect of NKO™ on adult ADHD as measured by Barkley’s Executive Function score of behaviour inhibition, daily functional capacity and social behaviour. Thirty (30) otherwise healthy adults with a confirmed diagnosis of ADHD taking a 500mg daily dose of NKO™ were originally enrolled in the study of whom 25 (83.3%) completed 6 months of treatment. The five (16.7%) patients who did not complete the study were lost in follow-up. No adverse events were reported amongst the 30 patients recruited at baseline during the course of their treatment.

After 6 months of treatment the 25 patients who completed the study showed a statistically significant improvement in all Barkley’s Executive Function scores. In particular, patients improved their ability to concentrate and their working capacity by 60.2% (p<0.001), their social skills by 48.8% (p<0.001), their ability to manage money by 34.2% (p=0.004), their driving capacity and road-safety skills by 34.5% (p=0.011), their ability to focus by 39.0% (p<0.001) and their planning skills by 50% (p=0.001).

“I am extremely happy with these results. It is great to have tangible evidence of the significant beneficial effect of NKO™ on cognition” said Tina Sampalis, M.D., Ph.D., Vice President of R&D and Business Development at Neptune. “Based on these encouraging results we will now proceed to the initiation of a pivotal Phase II/III clinical program on cognitive function.”

“We are all very happy that we had the opportunity to participate in the study of such a promising product. Neptune Krill Oil (NKO) is shown to be a natural, safe and effective product for the treatment of ADHD.” said Dr. Leslie Rouder, Director of Disability Services at Barry University, Florida, USA and Private Practitioner specializing in adult ADHD. “We are looking forward to implementing NKO in ADHD management” she added.

“ADHD is a disorder where biological vulnerability meets environmental influences. Drugs are useful resources in the treatment of ADHD but medication is not always the best answer: over prescription, drug induced toxicity and the high cost of treatment are recognized problems of the recommended ADHD management guidelines. NKO™ will help patients reduce or even avoid medication and improve their quality of life” said Dr Marius Gangal, MD, PhD, MBA, who recently joined Neptune as Medical Director.

Dr Marius Gangal is an experienced neuro-pathologist with a strong medical research practice on cognitive disorders and neurodegenerative pathology, previous Medical Consultant of Cytochem and Research Associate of the Research Center of the University Hospitals of Montreal (Centre de Recherche CHUM).

The cost of treatment of adult ADHD is estimated for United States alone at $15.3 billion per year. Between 4 -12% of children and 1-6% of the adult North American population are diagnosed with ADHD. According to Birnbaum et al (Curr Med Res Opin. 2005 21(2):195-205), in the year 2000, the total cost of ADHD in the US was $31.6 billion. Of this, $1.6 billion was for ADHD treatment of patients, $12.1 billion was for all other healthcare costs of persons with ADHD, $14.2 billion was for all other healthcare costs of family members of persons with ADHD and $3.7 billion was for the work loss of adults with ADHD and adult family members of persons with ADHD. In reality ADHD affects 54% of women and 36% of men with adult ADHD that also suffer from major depression.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as

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krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Investor Relations:

Corporate Contact:

Grant Howard / David Gordon

André Godin

The Howard Group Inc.

Vice-President Administration & Finance

Toll Free: 1-888-221-0915

a.godin@neptunebiotech.com

Info@howardgroupinc.com

www.neptunebiotech.com

www.howardgroupinc.com

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